Quarterly Report
01/2003



Erste Bank
The leading financial services provider in Central Europe

Leadership: More than 10 million customers
Integration: Vorarlberg branches into regional savings banks
Motivation: Extensive staff survey

ERSTE BANK

Key figures (IFRS)

in EUR million	31 Mar 2003	31 Dec 2002
Balance sheet		
Total assets	125,081	121,222
Loans and advances to customers	64,970	64,435
Amounts owed to customers	63,097	61,308
Shareholders' equity	2,540	2,481
Solvency ratio pursuant to Sec. 22 Banking Act (in %)	11.4%	11.0%
of which core capital ratio (in %)	6.6%	6.3%

	Jan-Mar 2003	Jan-Mar 2002
Income statement		
Operating result	305.9	317.8
Pre-tax profit	186.1	172.9
Net profit after minority interests	75.8	65.9

	Jan-Mar 2003	Jan-Dec 2002
Profitability		
Interest margin in % of interest-bearing assets	2.26%	2.30%
Cost-income ratio (in %)	66.4%	67.9%
Return on equity (ROE) (in %)	12.1%	12.7%
Earnings per share (in EUR)	1.28	4.73

Ratings

FITCH	
Long-term	A
Short-term	F1
Individual	C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	C+
Standard & Poor's	
Short-term	A-2

Performance of Erste Bank share


80
75
70
65
60
55
50
45
EUR
JAN 03
FEB 03
MAR 03
APR 03

Highlights

> Total assets of the Group grew by 3.2% from EUR 121.2 billion to EUR 125.1 billion compared to 31 December 2002.

> Net interest income rose by 5.6% from EUR 584.8 million to EUR 617.6 million in the first quarter of 2002.

> Operating result decreased by 3.7% from EUR 317.8 million to EUR 305.9 million.

> Pre-tax profit climbed by 7.6% from EUR 172.9 million to EUR 186.1 million.

> Net profit after minority interests grew by 15.0% from EUR 65.9 million to EUR 75.8 million.

> Return on equity, at 12.1%, was held above the 12% mark despite the capital increase in 2002 (compared to 12.7% in the full year 2002).

> The cost-income ratio improved from 67.9% in the 2002 financial year to 66.4% in the first quarter of 2003.

> The Tier 1 ratio under the Austrian Banking Act stood at 6.6% on 31 March 2003 (versus 6.3% at the end of 2002).

In the first quarter of 2003, Erste Bank Group extended its healthy profit trend. Building on the excellent earnings of the 2002 financial year, the Group continued to benefit from the performance of its subsidiaries in Central Europe. A welcome development was the earnings contribution from the operations of Slovenská sporiteľňa, which after completing its transformation on schedule is superbly positioned on the market to achieve its profit targets for this year.

This trend is representative of a general pattern that will persist at Erste Bank's subsidiaries in Central Europe in the coming quarters, as the EU enlargement is already bringing additional momentum to the region. One such effect is that the investment climate has improved greatly, which in combination with good business results has led to rating upgrades for the subsidiary banks. Another benefit is that sales of attractive products in the region are increasing, such as mortgage loans, retirement savings products and innovative account packages. These developments are convincing evidence that the Erste Bank Group is on the right track.

The Austrian market remains plagued by the strained economic situation, although both credit demand and the risk trend promise a slight improvement for the year as a whole.

Landmark achievements

Integration of Vorarlberg branches into regional savings banks

—— The intensive collaboration between Erste Bank and the Austrian savings banks involves a division of labour. Building on the specific strengths of the individual institutions, it thus avoids competition within the savings bank sector. Consistent with this principle, Erste Bank will transfer its outlets in Vorarlberg to the local savings banks, as was already done in Salzburg, Upper Austria, Carinthia, Styria and most recently Tyrol and Lower Austria. The buyers are paying mainly with cash and only to a lesser extent with equity.

—— The three acquiring savings banks - Dornbirner Sparkasse, Sparkasse Bregenz and Sparkasse der Stadt Feldkirch - are members of the cross-guarantee system. The approximately 11,000 customers and 50 employees involved will therefore remain in the Erste Bank Group.

—— Legal title to the transfer will pass on 30 September 2003 with retroactive effect from 1 January 2003, by universal succession. The technical integration will be carried out in the fourth quarter once the Vorarlberg savings banks have switched to "S Plus", the standardised IT platform of the savings bank sector.

—— This brings to almost 100 the number of branches which Erste Bank has transferred to regional savings banks since 1998.

Erste Bank pursues further expansion in Central Europe

—— In the context of privatisation in Bulgaria, Erste Bank performed thorough due diligence on Darzhavna Spestovna Kassa (DSK) and submitted an attractive bid for DSK that realistically reflects the Bulgarian bank's value. Erste Bank's management considers the offered purchase price to be economically reasonable and - based on the expected return on invested capital - to be in the best interest of Erste Bank's shareholders.

—— However, the Bulgarian Bank Consolidation Company (BCC) decided on 13 May 2003 to discontinue negotiations with Erste Bank concerning the sale of DSK.

—— Erste Bank will monitor the developments in the region and closely examine further possible acquisitions that would expand its position as the leading retail bank in Central Europe.

New segment reporting

Following the intention of presenting the Group structure more clearly, a new structure for the segment reporting of the Erste Bank Group has been introduced beginning with the first quarter of 2003. In order to acknowledge the different dynamics of Erste Bank's geographic markets, the first-order segmentation is now based on regions, these being Austria, Central Europe and International Business. The Corporate Centre segment continues to support the implementation of Erste Bank's Group-level strategy by providing marketing, organisation and information technology services.

The Austria segment is subdivided into the business segments Savings Banks, Retail and Real Estate, Large Corporates, as well as Trading and Investment Banking. The Retail and Real Estate segment now also encompasses those savings banks in which Erste Bank holds a majority stake (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl). A separate segment was created to hold those savings banks which are consolidated because of their membership in the cross-guarantee system or in which Erste Bank holds only a minority interest. The former Asset Gathering segment, in keeping with its client mix, was largely reassigned to the Retail and Real Estate segment; a smaller portion (institutional customers) now forms part of the Large Corporates segment. Finally, the International Business (outside Central Europe, and including the commercial business of the London, New York and Hong Kong branches) was taken out of Large Corporates and is now shown as a segment in its own right.

In the Central Europe segment, all subsidiaries in Erste Bank's extended home market are presented separately.

Through this clear presentation, the segments are largely aligned with Erste Bank's organisational structure and more closely correspond to the markets. This will make it possible to compare the performance of the regions within the Erste Bank Group: Austria, Central Europe and International Business.

Staff survey 2003 demonstrated commitment to corporate culture

Erste Bank has been conducting staff surveys in the last several years that give employees a voice in important issues of corporate policy and culture. In addition to revealing staff opinions on key topics, these polls can also serve as a barometer of the current mood in the Group.

The high value which Erste Bank's people place on this tool is borne out by the large proportion of staff who took part in the latest survey, carried out in the first quarter of 2003. Almost 70% of all employees in Austria used this opportunity to comment on the Bank.

The survey addressed both universal subjects – notably work satisfaction, remuneration policy, communication and leadership culture – and issues specific to Erste Bank, for example identification with corporate goals, opinion on the process of corporate culture development, the perceived outlook for Erste Bank and the personal contribution that each individual can make to the Bank's success. The results will be discussed in detail by the management of Erste Bank in a workshop format, and measures will then be developed to act on the knowledge gained.

The Erste Bank share

Performance of equity indices

_____ Following the erosion in stock prices in 2002, the trend on international equity markets in the first months of 2003 was shaped by the US-Iraq conflict and its impact on the world economy. Uncertainty over the geopolitical situation and corporate earnings growth, rising oil prices and the strong euro all led to price losses on nearly every international exchange in the first quarter of this year.

_____ After the war in Iraq began, however, the stock markets displayed a mixed trend overall. While the increasingly foreseeable swift end to the war was viewed as positive, there was growing uncertainty regarding the economic outlook. When the war ended, the financial markets gained ground significantly, more than recouping the losses sustained since the beginning of the year.

_____ In the banking sector as well, last year's share price declines continued in the first three months of 2003. The reasons were the disappointing results of US and European banks for 2002, downgrades of some bank shares by financial analysts and concerns over a sustained deterioration in earnings this year. Thus, the DJ Euro Stoxx Bank Index fell by another 9.2% in the first quarter. However, in the general rally on stock exchanges world-wide in April, the European bank index climbed by 5% in the first four months of the year overall.

Performance of Erste Bank share

_____ The Erste Bank share maintained last year's positive trend in the quarter under review. In spite of the difficult stock market environment, Erste Bank clearly outperformed the ATX (the Austrian Traded Index) - which rose by 6.9% until the end of April - and the DJ Euro Stoxx Bank Index. Since the beginning of the year Erste Bank's share price gained 10.5%, reaching EUR 70.9 at the end of April. The share price gain was driven not just by the good operational trend, but especially by positive research reports on the share, including the initiation of coverage by two additional international investment banks.

_____ Thanks to Erste Bank's superb positioning in the growth market of Central Europe and the countries joining the EU, the Erste Bank share is considered a core holding by investors who wish to participate in the EU's enlargement.

Key figures for the Erste Bank share

Share price at 30 April 2003	EUR 70.90
High (8 April 2003)	EUR 72.73
Low (11 March 2003)	EUR 58.45
Price-earnings ratio at 30 April 2003[1]	12.99
Trading volume (to 30 April 2003)	EUR 479.6 million
Market capitalisation at 30 April 2003	EUR 4.2 billion

1) Based on earnings per share of EUR 5.46 (IBES/consensus forecast for 2003)

Erste Bank share price performance compared to DJ Euro Stoxx Bank Index and ATX (indexed)


120
115
110
105
100
95
90
85
80
%
JAN 03
FEB 03
MAR 03
APR 03
ERSTE BANK
ATX
DJ EURO STOXX BANK INDEX

Investor relations

—— In response to comprehensive international investor relations activities, two highly-regarded investment banks published their first research on Erste Bank. Thus, on 16 April 2003 Merrill Lynch initiated coverage of Erste Bank with a "buy" recommendation. Likewise, the first report on Erste Bank by UBM UniCredit Banca Mobiliare on 24 April rated the share as "accumulate". The target price of EUR 78 published by both investment houses underscores the high upside potential attributed to the Erste Bank share.

—— Erste Bank attracted much interest from international institutional investors at three banking conferences held during the reporting period by Bank Austria Creditanstalt (January), CA IB Investmentbank (March) and UBS Warburg (April). Besides giving in-depth presentations on the Group, the Management Board of Erste Bank met with investors one-on-one to explain its strategies and the 2002 results.

—— In connection with the presentation of the 2002 results, private investors again used the opportunity to communicate with Chairman Andreas Treichl on 9 April in the fourth Internet chat session held for this purpose. For the first time this exciting discussion also drew investor queries from the countries in the Central European extended home market.

—— Ecetra, the securities trading platform of Erste Bank on the Internet, is conducting an equity road show together with Wiener Börse. As part of a regular schedule of such events, these road shows give Austrian listed companies the opportunity to present themselves to domestic investors and thus strengthen the investing public's confidence in the Austrian capital market. In Vienna's MuseumsQuartier on 23 June, Erste Bank will describe its strategies and latest business results at this forum and field questions from the audience.

Research reports covering the Erste Bank share[1)]

> BNP Paribas
> CA IB Investmentbank
> Deutsche Bank
> Dresdner Kleinwort Wasserstein
> Fox-Pitt, Kelton
> Goldman Sachs
> HSBC
> ING
> JP Morgan
> Lehman Brothers
> Merrill Lynch
> Patria
> Raiffeisen Centrobank
> Schroder Salomon Smith Barney
> UBM UniCredit Banca Mobiliare
> UBS Warburg

1) This list comprises all institutions known to Erste Bank at the editorial deadline that prepare research reports on the Erste Bank share.

Developments of Erste Bank Group

Since the beginning of 2002, the financial results reported for the Erste Bank Group include the savings banks that are members of the cross-guarantee system.

Earnings developments

Defying the persistent unfavourable market conditions, the Erste Bank Group again earned outstanding profits in the first quarter of 2003. As in the full year 2002, this was due especially to the very brisk trend at the Central European subsidiaries.

In year-on-year comparisons it should be borne in mind that Riječka banka is included in the consolidated financial statements only from 29 April 2002. As well, the increase in Erste Bank's stake in Česká spořitelna did not occur until the summer of 2002. This means that the first quarter of 2003 reflects higher goodwill amortisation than the year-earlier quarter. On the other hand, minority interests in Erste Bank's earnings have decreased accordingly.

in EUR million	Jan-Mar 2003	Jan-Mar 2002	Change in %
Net interest income	617.6	584.8	5.6
Risk provisions for loans and advances	(97.2)	(89.1)	9.1
Net commission income	228.9	244.0	(6.2)
Net trading result	60.1	50.9	18.1
General administrative expenses	(605.1)	(570.0)	6.2
Income from insurance business	4.4	8.1	(45.7)
Other operating result	(22.6)	(55.8)	59.5
Pre-tax profit	**186.1**	**172.9**	**7.6**
Profit for the period	**131.7**	**126.9**	**3.8**
Net profit after minority interests	**75.8**	**65.9**	**15.0**
Cost-income ratio (in %)	66.4%	64.2%	-

As net interest income is by far the most important component of earnings, the increase of 5.6% on one year earlier to EUR 617.6 million is particularly gratifying.

In addition to a benign effect from the revaluation of interest rate derivatives, this was attributable above all to more rapid growth at Slovenská sporitel'ňa and Erste Bank Hungary.

The interest margin based on interest-bearing assets was 2.26% in the first quarter of 2003, compared to 2.30% in 2002. (Interest-bearing assets are total assets less the following: cash and balances with central banks, trading assets, tangible assets, intangible assets and other assets.)

In contrast, net commission income was 6.2% lower than one year earlier, at EUR 228.9 million. While commission earnings from payments services and building society business grew at very healthy rates, they declined in securities and lending. Also, the prior-year period included one-off commission income at IMMORENT Group that did not recur in the first quarter of 2003.

Despite the continued inauspicious market environment, the net trading result was boosted by 18.1% to EUR 60.1 million, with growth in all lines of business. Above average increases were achieved at Česká spořitelna and Erste Bank Hungary.

Income from insurance business, which represents the total combined earnings of the consolidated insurance companies developed below average compared to the first quarter of 2002. This was mostly due to the adverse investment conditions on capital markets as well as the extremely positive first quarter of the previous year.

Compared to the level of the first quarter of 2002 - which was below the quarterly average for the full year - general administrative expenses rose by 6.2% overall to EUR 605.1 million (however, compared to the 2002 quarterly average, this item showed a slight decrease).

Personnel expenses mounted by 9.3% to EUR 342.0 million (in this item as well, however, there was no increase in comparison to the average of the four quarters of 2002). This reflected high increases especially at the Central European subsidiaries, where staff upgrading required salaries to be adjusted to market levels. Apart from the developments mentioned above, this is also explained by the first-time consolidation of Riječka banka from the second quarter of 2002. The size of the workforce declined slightly in the first quarter of 2003. Thus, at the end of March the Group had a staff of 36,877 in terms of full-time equivalents, compared to 36,923 at the end of last year.

While other administrative expenses fell by 2.7% to EUR 178.7 million, depreciation rose by a disproportionate 15.1% to EUR 84.4 million. This was chiefly the result of the high IT investment in the past months (particularly for software), which led to higher pro rata depreciation.

Overall in the first quarter of 2003, operating income (net interest income, net commission income, net trading result and income from insurance business) rose by 2.6% to EUR 911.0 million, while general administrative expenses increased by 6.2% to EUR 605.1 million. The operating result was thus EUR 305.9 million, down 3.7% year-on-year.

The cost-income ratio (general administrative expenses to operating income) for the first quarter improved to 66.4% from the 2002 full-year figure of 67.9%. The change on the first quarter of 2002 (64.2%) was slight.

Although the EUR 97.2 million of new risk provisions for loans and advances made in the first quarter was up 9.1% on one year earlier, no increase compared to 2002 is currently expected to be required for the year as a whole.

While the sluggish macroeconomy continues to weigh on domestic business, the subsidiaries in Central Europe benefited from the largely completed restructuring of the loan portfolio and from the Group-wide standardised risk management that is now firmly in place.

The main items constituting other operating result are valuation and proceeds on the sale both of equity stakes and of securities not forming part of trading assets, as well as goodwill amortisation and deposit insurance contributions in Central Europe.

Notwithstanding a significant increase in amortisation of goodwill - arising notably from the purchase of additional interests in Česká spořitelna, in Tiroler Sparkasse and in Sparkassen Versicherung in the course of 2002 and from the acquisition of Riječka banka - the negative other operating result of EUR -22.6 million represented an improvement on the year-earlier quarter (EUR -55.8 million), as the first months of 2002 brought higher losses especially on the impairment and sale of securities.

Pre-tax profit in the first quarter of 2003 was thus EUR 186.1 million, 7.6% higher than one year earlier.

Minority interests in profit after taxes declined as a result of the acquisition of further equity in Česká spořitelna in the summer of 2002. Consequently, net profit after minority interests grew disproportionately strongly, by 15.0%, to EUR 75.8 million.

Despite the fact that the full effect of the 2002 capital increase now makes itself felt, return on equity (ROE) was maintained at 12.1% (compared to 12.7% in 2002 as a whole).

Even in the prevailing poor market setting, the full 2003 financial year is expected to bring significant growth in net profit after minority interests.

The target for net profit after minority interests in 2005 remains about EUR 500 million, which represents an ROE (based on the now-increased equity) of approximately 15%. The cost-income ratio in 2005 should be between 60% and 62%.

Balance sheet developments

The consolidated total assets of the Erste Bank Group rose to EUR 125.1 billion in the first quarter of 2003, an increase of 3.2% compared to the end of 2002.

in EUR million	31 Mar 2003	31 Dec 2002	Change in %
Loans and advances to credit institutions	16,535	15,492	6.7
Loans and advances to customers	64,970	64,435	0.8
Risk provisions for loans and advances	(3,025)	(2,983)	1.4
Securities and other financial investments	35,756	32,795	9.0
Other assets	10,845	11,483	(5.6)
Total assets	**125,081**	**121,222**	**3.2**
Amounts owed to credit institutions	26,714	26,425	1.1
Amounts owed to customers	63,097	61,308	2.9
Debts evidenced by certificates and subordinated capital	18,518	17,577	5.4
Shareholders' equity	2,540	2,481	2.4
Other liabilities	14,212	13,431	5.8
Total liabilities and shareholders' equity	**125,081**	**121,222**	**3.2**

Loans and advances to customers rose only by a marginal 0.8% to about EUR 65.0 billion, with a slight decrease seen especially at the savings banks that form part of the cross-guarantee system. In contrast, moderate growth occurred mainly in the international branches and in Central Europe.

There was a considerable 9.0% rise in total securities and other financial investments to EUR 35.8 billion. This involved a large increase in investments available for sale (up 15.3% to EUR 7.8 billion) and financial investments (up 8.4% to EUR 24.5 billion). In financial investments too, the reason for the growth was the expansion in securities held.

Amounts owed to customers rose by 2.9% to EUR 63.1 billion, although savings deposits - due in part to a change in reporting rules for Slovenská sporiteľňa - dipped somewhat.

Funding through debts evidenced by certificates continued its strong growth (up 6.5% to EUR 15.1 billion). With subordinated capital included, the increase since the end of 2002 amounted to 5.4%, bringing the total to EUR 18.5 billion.

Minority interests in Erste Bank's equity also rose (by 7.4% to EUR 2.9 billion) as a result mainly of the issuance of further hybrid Tier 1 capital.

The total qualifying capital of the Erste Bank in accordance with the Austrian Banking Act, which since 1 September 2002 also includes the savings banks of the cross-guarantee system, reached about EUR 7.2 billion as of 31 March 2003, compared to the minimum statutory requirement of EUR 5.1 billion. This represents a cover ratio of about 140%. Tier 1 capital was slightly under EUR 4.0 billion.

The Tier 1 ratio was thus 6.6% (versus 6.3% at the end of 2002); the rise resulted primarily from the further increase in hybrid Tier 1 capital mentioned above. The solvency ratio as of 31 March 2003 was 11.4% (compared to 11.0% at the end of 2002), remaining well above the legal minimum of 8%.

Consolidated Financial Statements

The accompanying notes form an integral part of the financial statements.

Group Balance Sheet of Erste Bank at 31 March 2003

in EUR million	(Notes)	31 Mar 2003	31 Dec 2002	Change in %
Assets				
1. Cash and balances with central banks		2,650	3,181	(16.7)
2. Loans and advances to credit institutions	(1)	16,535	15,492	6.7
3. Loans and advances to customers	(2)	64,970	64,435	0.8
4. Risk provisions for loans and advances	(3)	(3,025)	(2,983)	1.4
5. Trading assets	(4)	3,509	3,487	0.6
6. Investments available for sale	(5)	7,769	6,736	15.3
7. Financial investments	(6)	24,478	22,572	8.4
8. Intangible assets		1,556	1,596	(2.5)
9. Tangible assets		1,856	1,866	(0.5)
10. Other assets		4,783	4,840	(1.2)
Total assets		**125,081**	**121,222**	**3.2**
Liabilities and shareholders' equity				
1. Amounts owed to credit institutions	(7)	26,714	26,425	1.1
2. Amounts owed to customers	(8)	63,097	61,308	2.9
3. Debts evidenced by certificates		15,117	14,191	6.5
4. Provisions	(9)	5,722	5,488	4.3
5. Other liabilities		5,566	5,220	6.6
6. Subordinated capital		3,401	3,386	0.4
7. Minority interests		2,924	2,723	7.4
8. Shareholders' equity		2,540	2,481	2.4
Total liabilities and shareholders' equity		**125,081**	**121,222**	**3.2**

Group Income Statement of Erste Bank from 1 January to 31 March 2003

in EUR million	(Notes)	Jan-Mar 2003	Jan-Mar 2002	Change in %
1. Interest and similar income		1,300.0	1,424.2	(8.7)
2. Interest paid and similar expenses		(682.4)	(839.4)	(18.7)
I. Net interest income	(10)	**617.6**	**584.8**	**5.6**
3. Risk provisions for loans and advances	(11)	(97.2)	(89.1)	9.1
4. Fee and commission income		273.1	277.5	(1.6)
5. Fee and commission expenses		(44.2)	(33.5)	31.9
Net commission income (Net of 4 and 5)	*(12)*	*228.9*	*244.0*	*(6.2)*
6. Net trading result	(13)	60.1	50.9	18.1
7. General administrative expenses	(14)	(605.1)	(570.0)	6.2
8. Income from insurance business	(15)	4.4	8.1	(45.7)
9. Other operating result	(16)	(22.6)	(55.8)	59.5
10. Extraordinary result		0.0	0.0	-
II. Pre-tax profit for the period		**186.1**	**172.9**	**7.6**
11. Taxes on income		(54.4)	(46.0)	18.3
III. Profit for the period		**131.7**	**126.9**	**3.8**
12. Minority interests		(55.9)	(61.0)	(8.4)
IV. Net profit after minority interests		**75.8**	**65.9**	**15.0**

Earnings per share

Earnings per share represents net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represents the maximum possible dilution in the event that the average number of shares covered by subscription or conversion rights granted has increased or may increase.

in EUR	Jan-Mar 2003	Jan-Mar 2002	Change in %
Earnings per share	1.28	1.31	(2.3)

The diluted earnings per share show no change over the above figures.

Statement of Changes in Shareholders' Equity

in EUR million	Jan-Mar 2003	Jan-Mar 2002	Change in %
Shareholders' equity at 1 January	**2,481**	**1,704** [1]	**45.6**
Translation differences	(24)	17	> (100.0)
Net profit after minority interests	76	66	15.2
Dividends	0	0	-
Erste Bank shares	(13)	(43) [1]	69.8
Revaluation under IAS 39	19	(15)	> 100.0
Other changes	1	(3)	> 100.0
Shareholders' equity at 31 March	**2,540**	**1,726**	**47.2**

1) For ease of comparison, the presentation of the effect from the holdings of Erste Bank shares was adapted from that used in the report for the first quarter of 2002. The total effect of EUR -218 million reported in the prior year is now divided into the effect from the holdings of such own shares at 1 January (an effect of EUR -175 million, which is contained in the opening balance) and the effect of the revaluation and change in quantity of these shares during the reporting period (this effect amounts to EUR -43 million).

Cash Flow Statement

in EUR million	Jan-Mar 2003	Jan-Mar 2002	Change in %
Cash and cash equivalents at the beginning of period	**3,181**	**2,573**	**23.6**
Cash flows from operating activities	1,300	(343)	> 100.0
Cash flows from investing activities	(1,815)	40	> (100.0)
Cash flows from financing activities	(8)	118	> (100.0)
Effect of changes in exchange rates	(8)	12	> (100.0)
Cash and cash equivalents at the end of period	**2,650**	**2,400**	**10.4**

Excerpt from the Notes to the Consolidated Financial Statements for the first quarter of 2003[1)]

_____ The consolidated financial statements of the Erste Bank Group are prepared in accordance with the International Financial Reporting Standards (IFRS - formerly IAS) as interpreted by the International Financial Reporting Interpretations Committee (IFRIC - formerly SIC). This report for the first quarter of 2003 complies with IAS 34 (Interim Financial Reporting). No changes were made to accounting policies or measurement methods for this reporting period.

Events after the balance sheet date

_____ On 10 April 2003 Erste Bank presented a binding bid to buy a stake in DSK Bank, the second largest financial institution in Bulgaria, which is being privatised. The Bulgarian government decided on 13 May 2003 not to accept Erste Bank's offer.

_____ In April 2003 Erste Bank acquired another tranche of 3.1% of the shares of Česká spořitelna. The purchase price of about EUR 59.5 million results in preliminary additional goodwill of EUR 33.6 million, including incidental acquisition costs, to be amortised over 15 years. Erste Bank now holds 97.9% of the total equity of Česká spořitelna.

_____ The Annual General Meeting of Erste Bank on 6 May 2003 approved the plan to transfer the present branches of Erste Bank in the Austrian region of Vorarlberg to three local savings banks, in return partly for equity and partly for cash. This involves about EUR 0.5 billion worth of business and some 11,000 customers. The transfer will be implemented in the autumn of 2003. The three acquiring savings banks are members of the cross-guarantee system.

_____ In the second quarter of 2003 Erste Bank will expand its ownership of Kärntner Sparkasse from currently 14% to 25% plus one share by means of a capital increase.

_____ In May 2003 Erste Bank is carrying out another stage of its employee share ownership plan (ESOP). The ESOP was started in 2002 for an allotted total of 1.4 million shares. Last year about 250,000 shares were subscribed by staff in Austria and Central Europe under this plan.

_____ In the current instalment of the scheme, employees of the Erste Bank Group (except, for legal reasons, in Croatia) are entitled to buy up to 100 new shares at preferred terms. The subscription price of EUR 55.5 per share represents a discount of 20% on the average price of the Erste Bank share on the Vienna Stock Exchange in April 2003. The shares are subject to a lock-up period of one year.

1) You can obtain the full-length Englisch Notes to the Consolidated Financial Statements from our website or order a printed version (see page 21).

Segment reporting

From the first quarter of 2003 the segment reporting of Erste Bank is based on a new segment structure. An overview of the new segmentation is found on page 3.

Compared to the first quarter of the previous year, the total equity which is allocated to the segments has increased by more than 40%, as a result mainly of Erste Bank's successful capital increase in July 2002. For this reason a year-on-year comparison of ROE values is only partly meaningful.

Austria segment

Compared to the first quarter of 2002, the Austria segment is characterised by a higher net interest income (EUR 395.5 million versus EUR 370.5 million) and an improved trading result (EUR 41.7 million as opposed to EUR 36.8 million). Given the challenging situation in the capital markets, income from insurance business decreased significantly from EUR 7.4 million to EUR 2.6 million while risk provisions were increased from EUR 69.8 million to EUR 86.4 million. Overall, pre-tax profit in this segment rose from EUR 85.8 million to EUR 96.2 million. However, due to a higher tax rate, net profits declined from EUR 39.4 million to EUR 28.2 million.

Savings Banks

Savings Banks is a sub-segment consisting of all savings banks in Austria that are members of the cross-guarantee system, except for those institutions in which Erste Bank holds a majority interest. The sometimes significant year-on-year differences in the line items, as well as the deterioration in the segment's cost-income ratio, are due in large part to the first-time consolidation of the cross-guarantee system savings banks and a very good result in the first quarter of 2002. In most items a direct comparison between the two first quarters is thus not meaningful.

in EUR million	Savings Banks Q1/2003	Savings Banks Q1/2002	Retail and Real Estate Q1/2003	Retail and Real Estate Q1/2002
Net interest income	202.8	189.1	128.9	131.7
Risk provisions for loans and advances	(45.0)	(30.3)	(28.5)	(31.2)
Net commission income	66.8	71.1	66.8	67.8
Net trading result	6.1	5.7	3.2	2.8
General administrative expenses	(202.0)	(174.6)	(167.3)	(164.3)
Income from insurance business	0.0	0.0	2.6	7.4
Other operating result	9.9	(25.8)	1.1	2.0
Pre-tax profit for the period	**38.6**	**35.2**	**6.9**	**16.3**
Taxes on income	(14.4)	(6.6)	(2.8)	(5.6)
Minority interests	(29.7)	(26.6)	(1.1)	5.0
Net profit after minority interests	**(5.4)**	**2.0**	**3.0**	**15.6**
Average risk-weighted assets	21,871.8	20,926.0	12,295.6	11,003.9
Average attributed equity	0.0	0.0	804.7	490.3
Cost-income ratio (in %)	**73.2%**	**65.7%**	**83.0%**	**78.3%**
ROE based on net profit (in %)	**-**	**-**	**1.5%**	**12.8%**

Retail and Real Estate

The Retail and Real Estate Austria sub-segment comprises the Austrian retail, real estate and small and medium-sized corporate customer business, Erste Bank's own savings banks (Salzburger Sparkasse, Tiroler Sparkasse, Sparkasse Hainburg-Bruck-Neusiedl) and those subsidiaries whose main activity is properly classified as retail distribution (Bausparkasse, ERSTE-SPARINVEST, EBV-Leasing, VMG-Erste Bank Versicherungsmakler). The decline of EUR 12.6 million in net profit after minority interests is explained largely by a very good first quarter of 2002 for Sparkassen Versicherung (at EUR 7.4 million, as opposed to EUR 2.6 million in this year's first quarter). Another contributing factor is that the persistent weak capital market environment led to a small decrease in net commission income.

Large Corporates

The Large Corporates Austria sub-segment encompasses both the large corporate clients serviced by Erste Bank AG, and IMMORENT, a leasing subsidiary. A significant improvement was achieved in net interest income, made possible both by volume gains and an increase in margins. On the other hand, net commission income eased in relation to the very good year-earlier quarter. General administrative expenses in this sub-segment were significantly reduced.

Trading and Investment Banking

The Trading and Investment Banking activities include the respective business areas in Vienna and the treasury activities of the New York and Hong Kong branches. Pre-tax profit in this segment nearly doubled year-on-year as a result of an excellent net trading result coupled with lower costs.

Large Corporates Q1/2003	Large Corporates Q1/2002	Trading and Investment Banking Q1/2003	Trading and Investment Banking Q1/2002	**Austria Total** Q1/2003	**Austria Total** Q1/2002
36.6	28.6	27.2	21.1	395.5	370.5
(12.6)	(8.4)	(0.3)	0.0	(86.4)	(69.8)
12.4	20.4	4.5	6.7	150.6	166.1
0.4	1.1	32.0	27.2	41.7	36.8
(19.2)	(22.2)	(24.9)	(27.2)	(413.4)	(388.3)
0.0	0.0	0.0	0.0	2.6	7.4
(0.2)	0.6	(5.1)	(13.7)	5.6	(36.9)
17.5	**20.2**	**33.2**	**14.1**	**96.2**	**85.5**
(6.5)	(4.1)	(10.2)	(1.7)	(33.8)	(18.0)
(3.6)	(6.7)	0.2	0.0	(34.2)	(28.4)
7.4	**9.4**	**23.2**	**12.4**	**28.2**	**39.4**
6,560.9	7,448.4	3,712.6	4,049.1	44,440.9	43,427.4
429.4	331.9	243.0	180.4	1,477.0	1,002.6
38.8%	**44.2%**	**39.2%**	**49.5%**	**70.0%**	**66.9%**
6.9%	**11.3%**	**38.3%**	**27.4%**	**7.6%**	**15.7%**

Central Europe segment

As expected, the Central Europe segment witnessed a further increase in all income items during the first quarter. In addition to Česká spořitelna, Slovenská sporiteľňa contributed significantly to this development, having completed its process of transformation last year. The acquisition of Riječka banka likewise added to the year-on-year rise in the first quarter.

Česká spořitelna

The interest-rate-driven reduction in net interest income of Česká spořitelna was offset by growth of 21% in net commission income. The rise in pre-tax profit is due above all to the release of general risk provisions. The expansion of Erste Bank's stake in Česká spořitelna in the second half of 2002 had a strong positive effect on net profit after minority interests.

Slovenská sporiteľňa

Most of the improvement in pre-tax profit at Slovenská sporiteľňa stems from a large increase in net interest income – the result of the cutback of interest rates on deposits – and a higher earnings contribution from the local building society (Prvá stavebná sporiteľňa).

in EUR million	Česká spořitelna Q1/2003	Česká spořitelna Q1/2002	Slovenská sporiteľňa Q1/2003	Slovenská sporiteľňa Q1/2002
Net interest income	113.3	121.3	51.4	37.3
Risk provisions for loans and advances	2.4	(7.5)	0.0	1.6
Net commission income	59.3	48.8	10.4	9.2
Net trading result	9.5	5.6	2.4	2.7
General administrative expenses	(117.1)	(109.1)	(35.0)	(29.8)
Income from insurance business	1.8	0.7	0.0	0.0
Other operating result	(9.3)	(12.3)	(6.4)	(7.8)
Pre-tax profit for the period	**59.8**	**47.5**	**22.7**	**13.3**
Taxes on income	(21.4)	(16.1)	(2.6)	(5.9)
Minority interests	(5.4)	(21.8)	(8.0)	(3.9)
Net profit after minority interests	**32.9**	**9.6**	**12.1**	**3.5**
Average risk-weighted assets	6,154.0	5,276.0	1,102.0	1,199.0
Average attributed equity	402.8	235.1	72.1	53.4
Cost-income ratio (in %)	**63.7%**	**61.9%**	**54.7%**	**60.5%**
ROE based on net profit (in %)	**32.7%**	**16.3%**	**67.1%**	**26.1%**

Erste Bank Hungary

At Erste Bank Hungary, net interest income was lifted decisively by a significant rise in business volume, particularly in mortgage lending. An especially gratifying development was the doubling in net commission income on the first quarter of 2002, which underscores the uptrend prevailing since the second quarter of last year.

Erste & Steiermärkische Banka and Riječka banka

The driver of the powerful earnings growth in this segment is the acquisition of Riječka banka in the second quarter of 2002.

Erste Bank Hungary Q1/2003	Erste Bank Hungary Q1/2002	Erste & Steiermärkische Banka, Riječka banka Q1/2003	Erste & Steiermärkische Banka, Riječka banka Q1/2002	**Central Europe Total** Q1/2003	**Central Europe Total** Q1/2002
12.4	10.0	16.8	8.1	193.9	176.6
(2.0)	(1.5)	(1.5)	(2.0)	(1.2)	(9.4)
6.2	3.0	2.4	0.8	78.2	61.8
3.1	1.0	4.1	1.4	19.0	10.7
(15.6)	(12.1)	(12.9)	(5.1)	(180.7)	(156.1)
0.0	0.0	0.0	0.0	1.8	0.7
(1.0)	(0.4)	(0.6)	0.3	(17.4)	(20.2)
3.1	**0.0**	**8.2**	**3.5**	**93.7**	**64.2**
(0.5)	(0.2)	(0.2)	(0.8)	(24.8)	(23.0)
0.1	0.0	(1.5)	(1.5)	(14.8)	(27.2)
2.6	**(0.2)**	**6.5**	**1.2**	**54.1**	**14.0**
752.4	745.8	1,288.2	1,273.7	9,296.6	8,494.5
49.2	33.2	84.3	56.7	608.4	378.5
71.9%	**86.4%**	**55.6%**	**49.5%**	**61.7%**	**62.5%**
21.4%	**(2.4%)**	**30.7%**	**8.2%**	**35.6%**	**14.8%**

International Business segment

In addition to the respective business area in Vienna, the International Business segment also covers the commercial business of the branches in London, New York and Hong Kong. A major cause of the contraction in all positions - which includes disproportionately strong reductions in general administrative expenses and hence in the cost-income ratio - is the euro's pronounced rally against the US dollar.

Corporate Centre segment

The Corporate Centre segment takes in all units that are not directly assigned to other segments (for example, it includes subsidiaries which support the banking activities). Corporate Centre also holds any general consolidating entries.

in EUR million	International Business Q1/2003	International Business Q1/2002	Corporate Centre Q1/2003	Corporate Centre Q1/2002	**Erste Bank Group Total** Q1/2003	**Erste Bank Group Total** Q1/2002
Net interest income	31.2	38.5	(3.0)	(0.9)	617.6	584.8
Risk provisions for loans and advances	(10.0)	(9.9)	0.4	0.0	(97.2)	(89.1)
Net commission income	3.8	8.8	(3.6)	7.3	228.9	244.0
Net trading result	0.1	0.0	(0.7)	3.4	60.1	50.9
General administrative expenses	(8.8)	(10.4)	(2.2)	(15.2)	(605.1)	(570.0)
Income from insurance business	0.0	0.0	0.0	0.0	4.4	8.1
Other operating result	(0.6)	0.2	(10.3)	1.2	(22.6)	(55.8)
Pre-tax profit for the period	**15.6**	**27.2**	**(19.3)**	**(4.2)**	**186.1**	**172.9**
Taxes on income	(4.7)	(5.8)	8.8	0.8	(54.4)	(46.0)
Minority interests	0.0	0.0	(6.9)	(5.4)	(55.9)	(61.0)
Net profit after minority interests	**11.0**	**21.4**	**(17.4)**	**(8.9)**	**75.8**	**65.9**
Average risk-weighted assets	6,231.6	6,471.2	322.4	345.6	60,291.5	58,738.7
Average attributed equity	407.8	288.3	21.1	15.4	2,514.4	1,684.8
Cost-income ratio (in %)	**25.1%**	**22.0%**	**n.a.**	**n.a.**	**66.4%**	**64.2%**
ROE based on net profit (in %)	**10.8%**	**29.7%**	**n.a.**	**n.a.**	**12.1%**	**15.7%**

Earnings performance at Erste Bank Group: Quarterly results

in EUR million	Q1/2002	Q2/2002	Q3/2002	Q4/2002	Q1/2003
Net interest income	584.8	634.4	615.8	628.0	617.6
Risk provisions for loans and advances	(89.1)	(94.4)	(88.7)	(134.2)	(97.2)
Net commission income	244.0	225.5	225.7	249.1	228.9
Net trading result	50.9	38.7	36.9	40.9	60.1
General administrative expenses	(570.0)	(633.2)	(612.6)	(616.1)	(605.1)
Income from insurance business	8.1	(3.4)	(4.1)	7.8	4.4
Other operating result	(55.8)	1.5	(20.2)	(5.7)	(22.6)
Pre-tax profit for the period	**172.9**	**169.1**	**152.8**	**169.8**	**186.1**
Taxes on income	(46.0)	(32.3)	(39.3)	(33.8)	(54.4)
Profit for the period	**126.9**	**136.8**	**113.5**	**136.0**	**131.7**
Minority interests	(61.0)	(91.8)	(62.7)	(42.5)	(55.9)
Net profit after minority interests	**65.9**	**45.0**	**50.8**	**93.5**	**75.8**

Development in Erste Bank Group's qualifying capital at 31 March 2003

in EUR million	31 Mar 2003	31 Dec 2002	31 Mar 2002
Subscribed capital (less shares held in own portfolio)	435	435	366
Reserves and minority interests	3,989	3,839	2,399
Intangible assets	(457)	(474)	(300)
Core capital (Tier 1)	**3,967**	**3,800**	**2,465**
Eligible subordinated liabilities	2,805	2,764	1,970
Revaluation reserve	197	185	90
Qualifying supplementary capital (Tier 2)	**3,002**	**2,949**	**2,060**
Short-term subordinated capital (Tier 3)	**321**	**325**	**261**
Total qualifying capital	**7,290**	**7,074**	**4,786**
Deductions acc. to Sections 23 (13) and 29 (1-2) Austrian Banking Act	(93)	(91)	(286)
Total eligible qualifying capital	**7,197**	**6,983**	**4,500**
Capital requirement	5,142	5,146	3,280
Surplus capital	2,055	1,837	1,220
Cover ratio (in %)	140.0%	135.7%	137.2%
Tier 1 ratio (in %)	**6.6%**	**6.3%**	**6.5%**
Solvency ratio (in %)	**11.4%**	**11.0%**	**11.2%**
Risk-weighted basis acc. to Section 22 Austrian Banking Act	60,256	60,257	37,735
Thereof 8% minimum capital requirement	4,821	4,821	3,019
Capital requirement for open foreign exchange position acc. to Section 26 Austrian Banking Act	11	9	5
Capital requirement for the trading book acc. to Section 22b (1) Austrian Banking Act	310	316	256
Total capital requirement	**5,142**	**5,146**	**3,280**

Financial calendar

20 August 2003[1]	Release of results for the first half of 2003
13 November 2003[1]	Release of results for the first three quarters of 2003

1) Preliminary date

Erste Bank Investor Relations

Graben 21, A-1010 Vienna/Austria
E-MAIL: investor.relations@erstebank.at
FAX: from within Austria 05 0100-13112
international +43 5 0100-13112
INTERNET: www.erstebank.com/ir

Gabriele Semmelrock-Werzer
PHONE: from within Austria 05 0100-11286
international +43 5 0100-11286
E-MAIL: gabriele.werzer@erstebank.at

Thomas Schmee
PHONE: from within Austria 05 0100-17326
international +43 5 0100-17326
E-MAIL: thomas.schmee@erstebank.at

Nina Higatzberger
PHONE: from within Austria 05 0100-17795
international +43 5 0100-17795
E-MAIL: nina.higatzberger@erstebank.at

Erste Bank

PHONE: from within Austria 05 0100-10100
international +43 5 0100-10100
INTERNET: www.erstebank.at

Ticker symbols

Reuters	ERST.VI
Bloomberg	DESC AV
Datastream	O:ERS
ISIN	AT0000652011
ADR Cusip-Code	296 036 304

This printed report is a condensed version. You can obain the full-length English report with detailed information (Notes) on the balance sheet and income statement of Erste Bank Group from the website of Erste Bank at www.erstebank.com by clicking on "Investor Relations", then "Download Centre" and "Interim Reports".

Printed versions may also be ordered directly from Investor Relations, phone: +43 5 0100-17693 (from within Austria: 05 0100-17693).